May 1, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C. 20549

Re: Protective Insurance Corp
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 6, 2020
File No. 000-05534
To Whom It May Concern:
Protective Insurance Corporation (the “Company,” “we” or “our”) encloses for filing, via direct transmission to the EDGAR filing system of the Securities and Exchange Commission (the “Commission”), the Company’s response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission set forth in your letter dated April 20, 2020 relating to the Commission’s review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed on March 6, 2020.  For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the Company’s response.

COMMENT:

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to the Consolidated Financial Statements
Note C - Loss and Loss Expense Reserves, page 49

1.
We note the activity in the reserves for losses and loss expenses on page 49 present a favorable development of $550 thousand for prior years losses and loss expenses; however, the four tables that you present on pages 50-53 appear to depict unfavorable development of approximately $1.9 million for the prior years provision of losses and loss expenses. We also note that the objective of the short-duration disclosures as outlined in paragraph BC 2 of ASU 2015-09 is to provide financial statement users with information to facilitate analysis of the amount, timing, and uncertainty of cash flows arising from insurance contracts and the development of loss reserve estimates. Please address the following:

•
Explain to us, and revise your disclosure on page 49 in future filings to provide a more granular discussion, the differences relating the favorable/unfavorable assessment above. It might be useful to provide a reconciliation to support your discussion.

Company Response:

In response to the Staff’s comment, we have reviewed our prior disclosure, and in future filings, we will add a new table to Note C within our Annual Report on Form 10-K to reconcile the prior accident year development disclosed within the loss triangles to the total disclosed in the table illustrating activity in the reserves for losses and loss expenses within Note C, with additional commentary as needed, beginning with our Annual Report on Form 10-K for the year ending December 31, 2020.  For example, utilizing the disclosures in our Annual Report on Form 10-K for the year ended December 31, 2019, shown in italics, we propose the following changes (new disclosure emphasized by underline):

Note C - Loss and Loss Expense Reserves

Activity in the reserves for losses and loss expenses for the years ended December 31, 2019, 2018 and 2017 is summarized as follows.  All amounts are shown net of reinsurance, unless otherwise indicated.

	2019	2018	2017
Reserves, gross of reinsurance recoverable, at the beginning of the year	$865,339	$680,274	$576,330
Reinsurance recoverable on unpaid losses at the beginning of the year	375,935	308,143	251,563
Reserves at the beginning of the year	489,404	372,131	324,767

Provision for losses and loss expenses:
Claims occurring during the current year	349,018	329,078	228,303
Claims occurring during prior years	(550)	16,786	19,215
Total incurred losses and loss expenses	348,468	345,864	247,518

Loss and loss expense payments:
Claims occurring during the current year	90,364	84,738	67,234
Claims occurring during prior years	157,508	143,853	132,920
Total paid	247,872	228,591	200,154
Reserves at the end of the year	590,000	489,404	372,131

Reinsurance recoverable on unpaid losses at the end of the year	398,305	375,935	308,143

Reserves, gross of reinsurance recoverable, at the end of the year	$988,305	$865,339	$680,274

The table above shows that a reserve savings of $550 developed during 2019 in the settlement of claims occurring on or before December 31, 2018, compared to reserve deficiencies of $16,786 in 2018 and $19,215 in 2017. The developments for each year are composed of individual claim savings and deficiencies which, in the aggregate, have resulted from the settlement of claims at amounts higher or lower than previously reserved and from changes in estimates of losses incurred but not reported as part of the normal reserving process.  The following table reconciles the triangles presented in this note to the total savings/(deficiency) for the Company of $550 shown in the table above:

	Prior Year Savings/(Deficiency)
	2019	2018	2017
Workers' Compensation	$(2,733)	$(9,601)	$(931)
Commercial Auto Liability	8,893	32,342	14,126
Physical Damage	(4,561)	(1,066)	(1,496)
Professional Liability Assumed	259	2,343	5,704
Other short duration contracts	(2,408)	(7,232)	1,812
Total	$(550)	$16,786	$19,215

As shown in the table, ~~T~~the $550 prior accident year savings that developed during 2019 related to favorable loss development in the Company's workers' compensation business, partially offset by unfavorable loss development in commercial automobile coverages (includes commercial auto liability and physical damage).  The Company also experienced some reserve savings from run-off lines of business and other ancillary coverages in 2019 not presented in the triangles and shown in the table above as “Other short duration contracts.”  The reserves related to this line represent less than 5% of the Company’s total open reserves, and management does not expect material savings from these reserves to arise in the future. This 2019 savings compares to a deficiency of $16,786 for 2018 related to unfavorable loss development from commercial automobile coverages, partially offset by favorable loss development in the Company’s workers’ compensation business and other lines. This unfavorable loss development was the result of increased claim severity due to a more challenging litigation environment, as well as an unexpected increase in the time to settle claims leading to an unfavorable change in claim settlement patterns.  The deficiency of $19,215 for 2017, also related to unfavorable loss development from commercial automobile coverages, particularly from severe transportation loss events that occurred primarily during the first six months of 2017 and higher than expected loss development for discontinued lines of business.

Below, for the Staff’s reference, is a reconciliation of our prior accident year savings for all reserves in the year ended December 31, 2019:
	Prior Accident Year
	Deficiency / (Savings)
Workers' Compensation	$(2,733)
Commercial Auto Liability	8,893
Physical Damage	(4,561)
Professional Liability Assumed	259
Total of triangles in Form 10-K	1,858
Other short duration contracts (see below for detailed breakout)	(2,408)
	$(550)	ties to Note C

Assumed Property	$(1,001)	Run-off line
Direct Professional Liability	(434)	Run-off line
Personal Auto Liability	(242)	Run-off line
Surety	(231)
Commercial Multi-peril	(204)	Run-off line
Cargo	(161)
All other/ULAE	(135)
	$(2,408)

As disclosed in Note C, the loss development triangles presented in such note cover approximately 95% of our ending 2019 net reserves balance and 96% of our incurred loss (excluding unallocated loss adjustment expenses).  The table below illustrates these two facts:
	% of Open Reserves Covered by Triangles	% of Incurred Loss Covered by Triangles
Workers' Compensation	27%	19%
Commercial Auto Liability	63%	62%
Physical Damage	2%	15%
Professional Liability Assumed	3%	0%
Total of Triangles in Note C	95%	96%
Other short duration contracts	5%	4%
	100%	100%

COMMENT:

•	Explain to us the lines of business not included in the tables and quantify the prior year development for those lines in 2019.

Company Response:
In the detailed reconciliation above, the majority of the reserve development excluded from the loss development triangles in Note C was on run-off lines of business.  These include property reinsurance, professional liability, personal auto, and commercial multi-peril coverage that we no longer write.  We also believe the disclosure appropriately covers the loss patterns for the majority of our loss reserves and expenses as noted above.

COMMENT:
•	Explain why you do not include the lines of business identified in the preceding bullet in your tables, and provide your consideration for disclosing such information.
Company Response:
Management does not believe focusing on run-off lines of business is prudent when discussing investors’ ability to predict our future cash flows and reserve developments.  We believe the $1.9 million deficiency disclosed via the triangles in Note C gives investors a consistent message that our prior year reserve development was relatively flat (less than +/- 1% of prior year reserves) and appropriately provides them with the information necessary to evaluate the majority of our reserve positions going forward.
Management does not consider the ongoing lines of business not included (surety, cargo, and all other/ULAE) to be material parts of our reserve risk.
Management also believes the consistency in our disclosure from year to year is key to investors’ ability to predict future cash flows and evaluate our balance sheet.
****
If you have any questions or comments, please contact me at (317) 429-2596.
Sincerely,

Jeremy D. Edgecliffe-Johnson
Chief Executive Officer
Protective Insurance Corporation

cc:         Marc Thomas, Division of Corporation Finance
Hugh West, Division of Corporation Finance
John Barnett, Chief Financial Officer
Sally Wignall, Senior Vice President, General Counsel and Secretary